UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September, 2025.

Commission File Number: 001-39789

Fusion Fuel Green PLC

(Translation of registrant’s name into English)

9 Pembroke Street Upper

Dublin D02 KR83

Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On September 17, 2025, Fusion Fuel Green PLC, an Irish public limited company (the “Company”), issued a press release announcing the Company´s release of an investor presentation and video relating to the Company’s financial results for the six months ended June 30, 2025, the subsequent period, other corporate developments, and revenue and other financial guidance for the fiscal year ended December 31, 2025, on the “Investors” section of its website, in the “Financials & Filings” section, at 8:00 a.m. Eastern Time, on Wednesday, September 17, 2025. Copies of the press release and the investor presentation (not including the related video) are furnished as Exhibit 99.1 and Exhibit 99.2 to this Report on Form 6-K, respectively.

Forward-Looking Statements

The press release and presentation attached as Exhibits 99.1 and 99.2 hereto, respectively, and the statements contained therein include “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These statements involve substantial risks and uncertainties and relate to future events or the Company’s future financial or operating performance. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “believes,” “expects,” “plans,” “anticipates,” “intends,” “believes,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the Company’s ability to enter into definitive agreements with each of the necessary counterparties; the ability of the parties to complete their due diligence and all other closing conditions prior to the closing of such definitive agreements; the ability of the parties to obtain all necessary regulatory and other consents and approvals in connection with the contemplated transactions; the ability of the Company and its counterparties to satisfy their financial and other commitments to perform with respect to each contemplated project or acquisition; the ability of the contemplated projects and acquired businesses to generate the expected free cash flows or net income necessary for the Company to generate the anticipated returns on its contemplated financial commitments or consideration in connection with these transactions; and the risks described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 9, 2025 (the “Annual Report”), and in other filings with the SEC. Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Report. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Exhibit No.	Description
99.1	Press Release dated September 17, 2025
99.2	Investor Presentation of Fusion Fuel Green PLC dated September 17, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: September 17, 2025	/s/ John-Paul Backwell
John-Paul Backwell
Chief Executive Officer